Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cambium Networks Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-232341 and 333-237357) and Form S-3 (No. 333-250005) of Cambium Networks Corporation of our report dated May 3, 2019, except for note 12 and note 13, as to which the date is June 12, 2019, with respect to the consolidated statements of operations, comprehensive loss, shareholders’ deficit, and cash flows for the year ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2020 annual report on Form 10-K of Cambium Networks Corporation.

/s/ KPMG LLP

London, United Kingdom

March 1, 2021